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                                                                    Exhibit 99.2


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


Securities Exchange Act of 1934
Release No. 41751 / August 17, 1999

Accounting and Auditing Enforcement
Release No. 1154 / August 17, 1999

Administrative Proceeding
File No. 3-9976

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                                                  :
In the Matter of                                  :
                                                  :  ORDER INSTITUTING
INAMED CORPORATION                                :  PROCEEDINGS PURSUANT TO
                                                  :  SECTION 21C OF THE
                                                  :  SECURITIES EXCHANGE ACT OF
                    Respondent                    :  1934, MAKING FINDINGS AND
                                                  :  IMPOSING A CEASE-AND-DESIST
                                                  :  ORDER
                                                  :
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                                       I.

         The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act") to determine whether Inamed Corporation ("Inamed") violated or caused violations of Sections 10(b), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rule 10b-5 thereunder.

                                       II.

         In anticipation of the institution of these administrative proceedings, Inamed has submitted an Offer of Settlement ("Offer") that the Commission has determined to accept. Solely for the purposes of these proceedings and any other proceedings brought by or on behalf of the Commission or to which the Commission is a party, and prior to hearing and without admitting or denying the findings set forth herein, except as to jurisdiction over it and over the subject matter of these proceedings, which Inamed admits, Inamed consents to the entry of this Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing A Cease-and-Desist Order ("Order"). The Commission has determined that it is appropriate and in the public interest to accept the Offer of Inamed and accordingly is issuing this Order.
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                                      III.

                                      FACTS

         Based on the foregoing, the Commission finds that:(1)

A.       Respondent

         Inamed is a Delaware corporation with its headquarters in California. At the time of the findings contained herein, Inamed was a Florida corporation with its headquarters in Las Vegas, Nevada. Inamed develops, manufactures and markets medical devices and products for surgical specialty applications, specifically a number of implantable products, including breast implants, tissue expanders and facial implants for plastic and reconstructive surgeons as well as custom prostheses for a variety of surgical applications and procedures. Inamed's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and currently trades on the Nasdaq Bulletin Board. Inamed replaced its senior management in the first quarter of 1998 after the events that gave rise to the violations described herein.

B.       Summary

         Imamed failed to properly account for numerous transactions between 1996 and 1997, resulting in material misstatements and omissions in Inamed's financial statements contained in periodic reports filed with the Commission on Form 10-K for the period ended December 31, 1996 and on Form 10-Q for the periods ended June 30, 1996, September 30, 1996, March 31, 1997, June 30, 1997 and September 30, 1997(2). The misstatements and omissions caused Inamed's books and records to be inaccurate. In addition, on April 15 and May 15, 1997, Inamed issued materially misleading press releases concerning the reasons for the company's failure to timely file its Annual Report on Form 10-K and its results of operations for the period ended December 31, 1996. During 1996 and 1997, Inamed also failed to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions were recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles ("GAAP").

C.       Background

         In January 1996, Inamed raised approximately $35 million through a private placement offering of convertible notes, a portion of which was ear-marked for the anticipated settlement of Inamed's breast implant litigation. A covenant in the indenture required Inamed to meet certain financial conditions, including minimum net operating income, as defined in the indenture, on both a quarterly and annual basis.


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(1) The findings herein are made pursuant to the Offer made by Inamed and are not binding on any other person or entity in this or any other proceeding.

(2) Inamed restated its financial statements for the periods ended June 30, 1996 and September 30, 1996 in amended Form 10-Qs on September 9, 1997. The company restated its financial statements for the year ended December 31, 1996 and quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 in July and early August 1998.




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         As of March 31, 1996, Inamed was in default of the indenture's minimum net operating income requirement of $2 million. On June 26, 1996, Inamed announced it had received a waiver of this default from persons holding a majority of the principal amount. In connection with the waiver, the company agreed to issue to the note holders additional shares of common stock equal to five percent of the shares issuable upon conversion of the notes. The issuance of additional shares of common stock was scheduled to occur on January 10, 1997. The issuance of the additional shares should have resulted in an accrued liability of at least $1.4 million which the company should have booked for the period ended June 30, 1996.

         Inamed's accounting problems occurred in the context of former management's attempts to satisfy Nasdaq listing requirements. By late 1995, Inamed's capital and surplus had dropped below the minimum required to remain listed on the Nasdaq SmallCap Market and the Nasdaq Listing Qualifications Committee had granted Inamed a temporary exception to the capital and surplus requirement. During the winter and spring of 1996 Inamed requested another continued exception to the Nasdaq SmallCap listing requirements and received such an exception on April 25, 1996 to continue through May 20, 1996. Inamed failed to meet the listing requirements by that date and as of May 24, 1996, Inamed was delisted from the Nasdaq SmallCap Market. During June 1996 and the rest of the summer, Inamed continued to discuss with Nasdaq the possibility of relisting on the SmallCap Market if Inamed could reach a minimum capital and surplus of $2 million.

D.       The June 30, 1996 Form 10-Q

         On July 14, 1996 Inamed filed its Quarterly Report on Form 10-Q for the period ended June 30, 1996, disclosing that it had received a waiver from the note holders concerning the default and that it would issue additional shares of common stock as a result. The company made no disclosure, however, concerning any charge that might occur relating to the issuance of the shares, nor did it record any charge in its financial statements. Shareholder equity was thus reported at $2,493,730, or only approximately $500,000 more than the minimum necessary for relisting on the Nasdaq SmallCap Market. Less than one month after Inamed filed its original Form 10-Q, on September 12, 1996, Inamed's common stock was reinstated on the Nasdaq SmallCap Market.

         By failing to record the additional interest expense in its original Form 10-Q, Inamed materially understated its liabilities and shareholder equity and materially overstated its income. In fact, for the six-month period ended June 30, 1996, Inamed reported pre-tax income of $1,407,781 when it should have reported a loss of at least $53,000, and for the three-month period, Inamed reported income of $2,860,093 when it should have reported income of approximately $1,400,000. Furthermore, Inamed reported shareholder equity of $2,493,730 when it should have reported approximately $1,500,000, which would have caused shareholder equity to fall below the level sufficient to relist on Nasdaq's SmallCap Market.

E.       The September 30, 1996 Form 10-Q

         Inamed permits purchasers of its products to return those products under certain conditions. As a result, Inamed established an allowance for product returns to more accurately report receivables. A July 25, 1996 internal memorandum from the former chief executive officer and the former vice president of finance purported to provide a basis for certain reductions in the allowance and made recommended reductions for subsequent quarters. Contrary to the memorandum, however, the former chief executive officer caused the entire reduction to be recorded in the third quarter of 1996.


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         On November 14, 1996, Inamed filed its Quarterly Report on Form 10-Q for the period ended September 30, 1996, and reduced its allowance for doubtful accounts and product returns by nearly $1.9 million from the prior quarter. Inamed also again failed to recognize the $1.4 million liability associated with the indenture default waiver which should have been recorded as an interest expense for the nine-month period.

         Inamed thus reported an allowance for doubtful accounts and product returns of $2,409,839 when it should have reported approximately $4,315,000. This understatement caused material overstatements in Inamed's pre-tax income and shareholder equity. Inamed thus reported three-month pre-tax income of $999,330 when it should have reported a loss of approximately $905,000, three-month per share income of $0.04 versus an actual loss of approximately $0.12 per share, nine-month pre-tax income of $2,407,111 versus a loss of approximately $958,000, nine-month per share income of $0.16 versus a loss of approximately $0.14 per share, and shareholder equity of $2,850,236 versus actual shareholder equity of approximately $537,000.

F.       The April 15, 1997 and May 15, 1997 Press Releases

         In the course of their audit for the year ended December 31, 1996, Inamed's independent auditors raised several significant issues with the former chief executive officer that had yet to be resolved by March 31, 1997. Moreover, in mid-March of 1997, while the company's auditors were continuing their audit of the company's year-end financial statements, the chief financial officer (who had been hired a year earlier) was terminated by the former chief executive officer.(3)

         On April 1, 1997, Inamed issued a press release stating that it had not timely filed its Form 10-K because of the company's efforts to file its S-3 registration statement. The release also indicated that Inamed would file its Form 10-K on or before April 15, 1997. At the time, however, Inamed's auditors had not yet completed their audit of Inamed's financial statements required for the Form 10-K filing. On April 15, 1997, Inamed issued another press release, this time stating that the Form 10-K had not been filed as anticipated "due primarily to certain unresolved issues relating to breast implant litigation that require opinion letters from attorneys representing the company." At the time, however, several other significant issues were still unresolved with Inamed's auditors, including concerns regarding the company's system of internal controls, particularly as they related to related party transactions between Inamed and a company controlled by the former chief executive officer, an inventory analysis and certain tax issues.


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(3) The vice president of finance resigned approximately three months later, in
June 1997. The chief financial officer was not replaced until December 1997, leaving Inamed without a chief financial officer for at least eight months, during which time Inamed was still undergoing its audit.




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         On May 8, 1997, Inamed issued a press release disclosing that Nasdaq would delist the company's securities from the SmallCap Market. The company for the first time also disclosed that it was "continuing to work with its auditors to complete the annual report, including resolution of outstanding tax matters, requested management reports, detailed inventory analyses and certain legal opinions." A week later, on May 15, 1997 Inamed announced its results of operations without filing its Form 10-K. In the press release Inamed reported a net loss of $7,074,992, or $0.91 per share, which equaled its per share loss from the prior year. These results, however, were materially overstated, as discussed below. On June 11, 1997, Inamed's common stock was once again delisted from the Nasdaq SmallCap Market.

G.       Inamed Files Its Delinquent Form 10-K With Unaudited Financial
         Statements

         Between May and September 1997, Inamed was unable to resolve several outstanding issues with its auditors. On September 9, 1997, over five months after the required filing date, Inamed filed its Annual Report on Form 10-K with unaudited financial statements. Where the auditor's report should have been located in the Form 10-K, Inamed simply inserted the notation "To Come." Inamed made the filing without informing its auditors, whose work on the audit continued, and without a chief financial officer to review the figures.

         Inamed reported a net loss of $7,071,660, or $0.91 per share, the same amounts reported in the May 15, 1997 press release. Inamed again understated its allowance for product returns and incorrectly recorded a deferred tax asset of $2,022,382. Moreover, Inamed failed properly to account for its intercompany transfers of inventory and the concomitant elimination of intercompany profit, resulting in approximately a $1.2 million overstatement of inventories and gross profit. The cumulative effect of these misstatements caused Inamed to report a net loss of $7,071,660, or $0.91 per share, when it should have reported a net loss of $11,379,000, or $1.46 per share, a 60% understatement. Thus, had Inamed correctly reported its losses, the company's losses on a per share basis would have increased substantially from the prior year, rather than remaining the same.

         Inamed also failed to disclose a related party transaction between the company and an entity controlled by the former chief executive officer. The entity provided Inamed flight-related services, as well as storage services, amounting to nearly $250,000, which Inamed did not disclose in the original Form 10-K. Such failure was due to Inamed's inadequate internal controls, which failed to ensure that Inamed's former chief executive officer obtain contemporaneous invoices or written contracts relating to the services rendered by the related party.

H.       The March 31, June 30 and September 30, 1997 Form 10-Qs

         In January 1997, Inamed issued approximately $6 million of convertible debentures. One of the debentures' covenants required Inamed to file and have declared effective a registration statement within sixty days of the debentures' issuance. As of March 31, 1997, Inamed had filed a registration statement, but it had yet to be declared effective.(4) Inamed was therefore in default of the debt covenant. Additional interest and penalties immediately accrued, for which Inamed failed to record any liability.

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(4) Inamed withdrew the registration statement a year later.



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At the direction of the former chief executive officer, Inamed failed to disclose either the default or the additional costs associated with the default in its quarterly reports for the periods ended March 31, June 30 and September 30, 1997. As a result Inamed failed to report interest expense of $192,067 for the period ended March 31, 1997, $736,000 for the six months ended June 30, 1997 and $1.2 million for the nine months ended September 30, 1997. The default costs alone caused Inamed's income to be materially overstated in each of its 1997 Form 10-Qs


                                       IV

                                LEGAL DISCUSSION

A.       Inamed Violated Section 10(b) of the Exchange Act and Rule 10b-5
         Thereunder

         Section 10(b) of the Exchange Act and Rule 10b-5 thereunder proscribe material misstatements or omissions made knowingly or recklessly in a periodic or current report filed with the Commission or otherwise disseminated to investors. Inamed's quarterly reports for fiscal quarters ended June 30, 1996, September 30, 1996, March 31, 1997, June 30, 1997 and September 30, 1997, and the unaudited Form 10-K for its fiscal year ended December 31, 1996, contained material misstatements and omissions, as described above. It further issued press releases in 1997 that materially misstated its financial results and the basis for its failure to timely file its Form 10-K. Based on the foregoing, Inamed violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

B.       Inamed Violated Section 13(b)(2)(A) and (B) of the Exchange Act

         Section 13(b)(2)(A) of the Exchange Act requires that every issuer of securities registered pursuant to Section 12 of the Exchange Act make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect its transactions and disposition of assets. As discussed above, the company failed to keep accurate records of numerous items for over a year. Specifically, in 1996 and 1997 Inamed failed to properly maintain accurate accounts of the defaults as well as its product return allowance, inventory and deferred taxes.

         Section 13(b)(2)(B) of the Exchange Act requires such issuers to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. As described above, Inamed's internal accounting controls were deficient in violation of Section 13(b)(2)(B). For example, in 1996 the former chief executive officer caused payments to be made to related parties without proper documentation and further caused the company to delay or fail to book the company's liabilities when they accrued.

                                       VI.

         The Commission finds that Inamed violated Sections 10(b), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rule 10b-5 thereunder.



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                                      VII.

         ACCORDINGLY, IT IS HEREBY ORDERED, pursuant to Section 21C of the Exchange Act, that:

         Inamed cease-and-desist from committing or causing any violations and any future violations of Sections 10(b), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rule 10b-5 thereunder.

         By the Commission



                                              Jonathan G. Katz
                                              Secretary




                                              /s/ Margaret H. McFarland
                                              --------------------------
                                              By: Margaret H. McFarland
                                              Deputy Secretary




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